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Exhibit (a)(5)(ii)

NEWS
For immediate release

AAR Repurchases 1.75% Convertible Senior Notes due 2026 at the Option of Holders

        WOOD DALE, ILLINOIS (February 1, 2013)—AAR CORP. (NYSE: AIR) announced today that pursuant to the terms of the indenture, certain holders of AAR's 1.75% Convertible Senior Notes due 2026 (the "Securities") have surrendered their Securities for purchase by AAR (the "Put Option"). The Put Option expired on January 31, 2013. The purchase was made on the terms and subject to the conditions set forth in the Put Right Purchase Offer dated January 3, 2013.

        The aggregate purchase price including principal, accrued and unpaid interest for the Securities surrendered for purchase pursuant to the Put Option was $63,560,000. The purchases were funded by the Company's unsecured revolving credit facility and free cash flow.

        Holders that did not surrender their Securities for purchase pursuant to the Put Option will maintain the right to convert their Securities, subject to the terms, conditions and adjustments applicable to the Securities. The Securities remaining outstanding total $25,346,000.

        AAR will file an amendment to the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission.

About AAR

        AAR is a global aerospace and defense contractor that employs more than 6,000 people in 17 countries. Based in Wood Dale, Illinois, AAR supports commercial, government and defense customers through two operating segments: Aviation Services and Technology Products. AAR's services include inventory management and parts distribution; aircraft maintenance, repair and overhaul; and expeditionary airlift. AAR's products include cargo systems and containers; mobility systems and shelters; advanced aerostructures; and specialized command and control systems. More information can be found at www.aarcorp.com.

Contact: Michael Sharp, Chief Financial Officer -- (630) 227-2110 -- Michael.Sharp@aarcorp.com

This press release contains certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on beliefs of Company management, as well as assumptions and estimates based on information currently available to the Company, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, including those factors discussed under Item 1A, entitled "Risk Factors", included in the Company's Form 10-K for the fiscal year ended May 31, 2012. Should one or more of these risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. These events and uncertainties are difficult or impossible to predict accurately and many are beyond the Company's control. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. For additional information, see the comments included in AAR's filings with the Securities and Exchange Commission.

1100 N. Wood Dale Road    •    Wood Dale, Illinois 60191 USA    •    1-630-227-2000 Fax 1-630-227-2101

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  Exhibit (a)(5)(ii)
AAR Repurchases 1.75% Convertible Senior Notes due 2026 at the Option of Holders